[Letterhead of Cadwalader, Wickersham & Taft]

                                  May 12, 2006

Ms. Susan Block
Attorney Adviser
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: BCAP LLC, Registration Statement on Form S-3, Filed April 10, 2006 (File No. 333-133181)

Dear Ms. Block:

            We are acting as special counsel to BCAP LLC, the registrant (the "Registrant"), under the above-referenced Registration Statement (the "Registration Statement"). We have reviewed your letter dated May 5, 2006 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Registration Statement. We have reviewed the Staff's comments contained in the Comment Letter with representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments, and we are submitting today an amended Registration Statement, which, as indicated below, implements changes requested by the Staff in the Comment Letter. Capitalized terms used in this letter without definition have the meanings given them in the attached base prospectus (the "Base Prospectus"), the attached form of prospectus supplement that may be used in offering certificates (the "Certificates Prospectus Supplement") or the attached form of prospectus supplement that may be used in offering notes (the "Notes Prospectus Supplement", and together with Certificates Prospectus Supplement, the "Prospectus Supplements") included in the Registration Statement. The Prospectus Supplements together with the Base Prospectus are referred to in the letter as the "Prospectus." The paragraph numbers of this letter correspond to the numbered paragraphs in the Comment Letter, a copy of which is attached to this letter.

            With respect to the Comment Letter, the Registrant has instructed us to advise you as follows:

            1. The Registrant confirms that it will cause to be filed unqualified legal and tax opinions at the time of each takedown.

            2. The Registrant confirms that the Base Prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.


Michael Gambro   Tel 212 504 6825   Fax 212 504 6666   michael.gambro@cwt.com

Ms. Susan Block                                                     May 12, 2006

            3. The Registrant has revised the "Interest Rate Cap and Swap Counterparty" section of the Certificates Prospectus Supplement to include bracketed language indicating that the Registrant will provide all the information required by Item 1115 of Regulation AB, as necessary. In addition, the Registrant has added template disclosure for information about credit enhancement and other support providers, pursuant to Item 1114 of Regulation AB.

            4. The Staff's requested change has been made.

            5. The Staff's requested change has been made.

            6. Under ss.3(a)(8) the 1933 Act, insurance policies issued by corporations supervised by state agencies are exempt from registration. The Registrant expects obtain only guaranties that are exempt from registration.

            7. The Registrant has revised the "Summary" section of the Base Prospectus under the heading "Credit Support" to include a more detailed description of "reinvestment income."

            8. The Staff's requested change has been made.

            9. The Registrant has revised this paragraph to better explain how credit support would be allocated to two or more related trust funds.

            10. The Staff's requested change has been made.

            11. The Registrant is filing a revised form of Pooling and Servicing Agreement with this amended Registration Statement.

            We are hopeful that the responses outlined in this letter satisfactorily address the Staff's comments.

            If you have any questions regarding the foregoing responses, please call me at (212) 504-6825.

                                    Very truly yours,

                                    /s/Michael S. Gambro

                                    Michael S. Gambro



                                       -2-